FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, September 25, 2009

FAIRFAX FILES FINAL UNIVERSAL SHELF PROSPECTUS

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) has filed a final short form base shelf prospectus with securities regulatory authorities. The shelf prospectus allows Fairfax to offer from time to time over a 25-month period up to US$2.0 billion of debt, equity or other securities. Should Fairfax offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered. In connection with the filing of the final short form base shelf prospectus, Fairfax has withdrawn its previously existing base shelf prospectus dated August 31, 2009.

A copy of the short form base shelf prospectus filed may be obtained from Fairfax Financial Holdings Limited, Paul Rivett, Chief Legal Officer at (416) 367-4941, 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7 or electronically at www.sedar.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941

                 Media Contact:   Paul Rivett, Chief Legal Officer, at 416-367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946